

November 12, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Schwab® Ariel
ESG ETF of Schwab Strategic Trust under the Exchange Act of 1934.

Sincerely,